As confidentially submitted to the Securities and Exchange Commission on March 22, 2019. This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

CODIAK BIOSCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	47-4926530
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 Technology Square, 9th Floor

Cambridge, MA 02139

(617) 949-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Douglas E. Williams, Ph.D.

President and Chief Executive Officer

500 Technology Square, 9th Floor

Cambridge, MA 02139

(617) 949-4100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Davis Daniel A. Lang Goodwin Procter LLP 620 Eighth Avenue New York, NY 10018 (212) 813-8800	Linda C. Bain Codiak BioSciences, Inc. 500 Technology Square, 9th Floor Cambridge, MA 02139 (617) 949-4100	Divakar Gupta Richard C. Segal Brent B. Siler Cooley LLP 1114 Avenue of the Americas New York, NY 10036 (212) 479-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒	Smaller Reporting Company	☐

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE (3)
Common Stock, par value $0.0001 per share

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to the Draft Registration Statement on Form S-1 of Codiak BioSciences, Inc. is an exhibits-only submission to file certain exhibits incorporated by reference in Item 16 of Part II of the Registration Statement and to restate the exhibit index incorporated by reference in Item 16. Accordingly, this Amendment No. 1 consists only of the facing page, this explanatory note, Part II of the Registration Statement, including the signature page, the exhibit index, and the exhibits filed herewith. The prospectus is unchanged and has therefore been omitted from this submission.

PART II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, FINRA filing fee and Nasdaq Global Select Market listing fee.

AMOUNT TO BE PAID
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Select Market listing fee		*
Printing and mailing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation to be in effect upon the closing of this offering and by-laws to be in effect upon the effectiveness of this registration statement that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

∎	any breach of the director’s duty of loyalty to us or our stockholders;

∎	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

∎	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

∎	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

∎

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

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∎

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with our executive officers. These agreements provide that we will indemnify each of our directors, our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.

Item 15. Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Issuances of capital stock

Set forth below is information regarding securities we have issued within the past three years that were not registered under the Securities Act.

In January 2016, we issued and sold to investors in a private placement an aggregate of 20,333,331 shares of our Series B preferred stock at a purchase price of $3.00 per share, for aggregate consideration of approximately $61.0 million.

In November 2017, we issued and sold to investors in a private placement an aggregate of 20,204,079 shares of our Series C preferred stock at a purchase price of $3.7876 per share, for aggregate consideration of approximately $76.5 million.

In November 2015, we entered into a patent and technology license agreement with The Board of Regents of the University of Texas System, on behalf of the MD Anderson Center for Cancer, or MDACC, which we refer to as the MDACC License. At the same time we also entered into a sponsored research agreement with MDACC, or the SRA. As partial consideration for the MDACC License, we issued 5,000,000 shares of our common stock and 1,500,000 shares of our Series A preferred stock to MDACC. As partial consideration for the SRA, we issued 200,000 shares of Series A preferred stock during the first year of operation and issued 41,666 shares of Series B preferred stock quarterly in the second and third years of operation. In February 2016, the SRA was amended to change the issued stock to 20,833 shares of Series B preferred stock quarterly in the second through fifth years of operation.

In November 2018, we entered into a license agreement with Kayla Therapeutics S.A.S., or Kayla, which we refer to as the Kayla License. As partial consideration for the Kayla License, we issued 924,068 shares of our common stock to Kayla.

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No underwriters were involved in the foregoing sales of securities. Unless otherwise stated, the sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Grants and exercises of stock options

We have granted stock options to purchase an aggregate of 32,748,408 shares of our common stock, with exercise prices ranging from $0.42 to $2.80 per share, to employees, directors and consultants pursuant to the 2015 Plan. Since 2016, 515,459 shares of common stock have been issued upon the exercise of stock options pursuant to the 2015 Plan.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits

EXHIBIT NUMBER	DESCRIPTION

1.1*	Form of Underwriting Agreement

3.1^	Third Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect upon completion of this offering.

3.3^	Amended and Restated By-laws of Registrant, as currently in effect.

3.4*	Form of Amended and Restated By-laws of Registrant, to be in effect upon the effectiveness of this registration statement.

4.1*	Specimen Common Stock Certificate.

4.2^	Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its stockholders, dated November 17, 2017.

5.1*	Opinion of Goodwin Procter LLP.

10.1^#	2015 Stock Option and Grant Plan, as amended and forms of award agreements thereunder.

10.2*#	2019 Stock Option and Incentive Plan, and forms of award agreements thereunder, to be in effect upon completion of this offering.

10.3*#	2019 Employee Stock Purchase Plan, to be in effect upon completion of this offering.

10.4*#	Non-Employee Director Compensation Policy, to be in effect upon completion of this offering.

10.5*#	Executive Incentive Bonus Plan, to be in effect upon completion of this offering.

10.6*#	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers, to be in effect upon completion of this offering.

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EXHIBIT NUMBER	DESCRIPTION
10.7*#	Form of Executive Employment Agreement

10.8^	Lease Agreement between the Registrant and ARE Tech Square, LLC dated January 15, 2016.

10.9†	Lease Agreement between the Registrant and King 4 Hartwell Place, LLC, dated March 5, 2019.

10.10^†	Patent and Technology License Agreement between the Registrant and The Board of Regents of the University of Texas System, on behalf of The M.D. Anderson Cancer Center, dated November 10, 2015, as amended by the First Amendment on April 26, 2018.

10.11^†	Sponsored Research Agreement between the Registrant and The Board of Regents of the University of Texas System, on behalf of The M.D. Anderson Cancer Center, dated February 1, 2016, as amended by the First Amendment on February 14, 2017 and the Second Amendment on April 26, 2018.

10.12^†	License Agreement between the Registrant and Kayla Therapeutics, S.A.S., dated November 6, 2018.

10.13†	Collaboration and License Agreement between the Registrant and Jazz Pharmaceuticals Ireland Limited, dated January 2, 2019.

10.14*#	Non-Employee Director Compensation Policy

10.15*#	Executive Incentive Bonus Plan

21.1*	List of Subsidiaries of Registrant.

23.1*	Consent of Ernst and Young LLP, independent registered public accounting firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.
^	Previously filed.
†	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Financial Statements Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

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(2)

For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(3)

For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Massachusetts, on the                day of                , 2019.

CODIAK BIOSCIENCES, INC.

By:
Name:	Douglas E. Williams, Ph.D.
Title:	Chief Executive Officer

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POWER OF ATTORNEY AND SIGNATURES

Each individual whose signature appears below hereby constitutes and appoints Douglas E. Williams, Ph.D., Linda C. Bain and Andrea DiFabio, as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

NAME	TITLE	DATE

Douglas E. Williams, Ph.D.	Chief Executive Officer, Director (Principal Executive Officer)	, 2019

Linda C. Bain	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2019

Steven Gillis, Ph.D.	Chairman of the Board	, 2019

Karen Bernstein, Ph.D.	Director	,2019

Charles L. Cooney, Ph.D.	Director	, 2019

Avak Kahvejian, Ph.D.	Director	, 2019

Eric S. Lander, Ph.D.	Director	, 2019

Briggs W. Morrison, M.D.	Director	, 2019

Jonathan Poole	Director	, 2019

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